RAJEEV PRASAD

Board Certification (2003): Internal Medicine
Board Certification (2006/2016): Nephrology & HTN
Active Licenses: Nevada, Ca, Numerous

MEDICAL EXPERIENCE/EDUCATION:

Sanderling Renal Services   08/2014- current
- **Co-founder**
- **Chief Medical Officer**
- **SVP Development and Telemedicine**

Sun Valley Kidney Center and Clinic   09/01/06- 08/01/2014
- *President, Founder, Senior Nephrology Consultant*
- **Orchestrated sale of practice to Kidney Specialists of Southern Nevada**

DAVITA/DSI Dialysis   04/07- 09/2011
- *Medical Director Green Valley Dialysis/Spring Valley Dialysis*
- *Medical Director of St. Rose Hospital Acute care program*
- *Former member of National Medical Advisory Board for DSI*
- *DAVITA dialysis purchased DSI 09/2011 and contractual and financial relationship was transferred to DAVITA.*

Dialysis Associates of Nevada/Sun Valley dialysis   07/07- 02/2020
- *Founder*
- *Partnered with DSI dialysis, over four years grew global Las Vegas market to 23 million dollar valuation.*
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Southern Nevada Veterans Administration   09/15/06- 10/09
- *Nephrology Consultant*

University of Chicago-Illinois (UIC) Hospital: 07/01/2004- 06/30/2006
Nephrology Fellow
- Selected as Chief Fellow for second year. Responsibilities included scheduling consult services and clinic, and organizing core curriculum lectures/journal clubs.
- Consistently ranked as outstanding on monthly rotations
- Publications:
    - Prasad et al. "Chronic Kidney Disease and Pregnancy." Kidney: A Current Survey of World Literature. Volume 14, Number 3, May/June 2005.
    - Prasad et al. "Hypertensive disorders of pregnancy." Kidney: A Current Survey of World Literature. Volume 14, Number 5, Sep/Oct 2005.

University of Chicago-Illinois (UIC) Hospital: 06/20/2000- 06/30/2003
Internal Medicine Resident

- Selected for Chief Residency
- Consistently ranked as outstanding by residency evaluation committee

Medical College of Wisconsin: **08/01/1995- 05/20/2000**
- Awarded degree of Medical Doctor in 2000
- Scored above 70th percentile on USMLE I

Northwestern University: **09/01/1991-05/31/1995**
- Awarded B.A in philosophy 1995
- Completed honors thesis in philosophy